PRESS RELEASE

New Gold Announces $15 Million Prepayment of, and Amendment to the Mesquite Mine Term Loan Facility and Board Update

(All figures are in US dollars unless otherwise stated)

October 7, 2009 – VANCOUVER, BC – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX: NGD) announces that it has agreed to amend the Mesquite mine term loan facility and make a prepayment of $15 million. The prepayment reduces the outstanding principal of the loan to $45.8 million, with scheduled repayment by June 30, 2012. As at June 30, 2009, New Gold had $141 million of cash. In addition, the company received gross proceeds of $107 million from an equity financing which closed on September 11, 2009. After the $15 million loan prepayment and a $3 million sweep payment, New Gold has $250 million of outstanding debt.

Randall Oliphant, Executive Chairman of New Gold stated, "The Mesquite loan allowed us to build the mine with minimal dilution to shareholders. We are pleased with the amendments to the term loan facility and the strong business partnership with Investec Bank plc (“Investec”) and the lending syndicate. Our strong cash position, coupled with cash flow generated from operations, enabled us to make the loan prepayment, reducing our overall debt outstanding, strengthening our financial position and providing greater flexibility going forward."

The lending syndicate, lead by Investec, now considers the development of Mesquite complete and has released the guarantee provided by Western Goldfields Inc.  In addition, the remaining available commitment of $18.6 million, which New Gold no longer requires, has been cancelled along with all related costs to the company. The revised interest rate is US dollar LIBOR plus 4.25% and New Gold paid an approval fee of $229,000.

The term loan facility is now repayable by June 30, 2012 unless the company chooses to repay the loan early or the sweep mechanism comes into effect. New Gold has increased flexibility in considering its options with respect to the gold hedge program, a required condition precedent to the loan facility, that now extends two and half years beyond the revised term to December 31, 2014, the original term prior to prepayment.  Approximately 165,000 ounces of gold, or approximately half of the program, are hedged beyond June 30, 2012 and may be terminated by New Gold.

New Gold also announced a change to its Board of Directors. Paul Sweeney has stepped down from the New Gold Board of Directors effective September 21, 2009, due to other commitments. We would like to take this opportunity to thank Mr. Sweeney for his invaluable contributions to the Board of New Gold and wish him continued success in future endeavours.

About New Gold

New Gold is an intermediate gold mining company with three operating assets; the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. For the period of New Gold ownership of the Mesquite Mine, the company is expected to produce between 270,000 and 300,000 ounces of gold in 2009, growing to over 400,000 ounces in 2012 and has significant reserves and resources with a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions.  For further information on New Gold, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold’s anticipated synergies from the business combination with Western Goldfields Inc. may not be realized; there may be difficulties in integrating the operations and personnel of New Gold; significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com